UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . 9.90
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	September 1, 2006	By	/s/ CHRISTOPHER DEFT
Christopher Deft
Assistant Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1	Director / PDMR Shareholding – August 1, 2006
99.2	Transaction in Own Shares – August 1, 2006
99.3	Transaction in Own Shares – August 2, 2006
99.4	Transaction in Own Shares – August 3, 2006
99.5	Director Declaration – August 4, 2006
99.6	Transaction in Own Shares – August 4, 2006
99.7	Transaction in Own Shares – August 8, 2006
99.8	Transaction in Own Shares – August 9, 2006
99.9	Transaction in Own Shares – August 10, 2006
99.10	Director / PDMR Shareholding – August 11, 2006
99.11	Acquisition – August 23, 2006
99.12	Transaction in Own Shares – August 23, 2006
99.13	Transaction in Own Shares – August 24, 2006
99.14	Notice of Results – August 25, 2006
99.15	Transaction in Own Shares – August 25, 2006
99.16	Transaction in Own Shares – August 29, 2006
99.17	Transaction in Own Shares – August 30, 2006
99.18	Director / PDMR Shareholding – August 31, 2006
99.19	Transaction in Own Shares – August 31, 2006